2001 Annual Report

CNB BANCORP, Inc.


CITY NATIONAL BANK
11:04
City National Bank
1:15
CITY NATIONAL BANK
1:51
24 Hour Banking
CITY NATIONAL BANK
1:35
24 Hour Banking
CITY NATIONAL BANK
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DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER .... PRESIDENT, JOHN C. MILLER, INC.
AUTOMOBILE DEALER

FRANK E. PERRELLA .... PRESIDENT, SIRA CORP
CONSULTANT

ROBERT L. MAIDER .... PARTNER, MAIDER & SMITH ATTORNEYS

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE SUBSIDIARY BANK

GEORGE A. MORGAN .... VICE PRESIDENT AND SECRETARY OF THE COMPANY
AND EXECUTIVE VICE PRESIDENT, CASHIER AND TRUST OFFICER OF THE SUBSIDIARY BANK

BRIAN K. HANABURGH .... OWNER, D/B/A MCDONALD'S RESTAURANTS
FAST FOOD RESTAURANT

CLARK D. SUBIK .... PRESIDENT, SUPERB LEATHERS, INC.
LEATHER MERCHANDISER

DEBORAH H. ROSE .... (RETIRED) VICE PRESIDENT, HATHAWAY AGENCY, INC.
GENERAL INSURANCE

THEODORE E. HOYE, III .... PRESIDENT, FIRST CREDIT CORP.
FINANCING AND INSURING OF MANUFACTURED HOUSING

TIMOTHY E. DELANEY .... PRESIDENT, DELANEY CONSTRUCTION CORP.
HEAVY/HIGHWAY CONSTRUCTION

RICHARD D. RUBY .... PRESIDENT, RUBY & QUIRI, INC.
HOME FURNISHINGS RETAILER

HONORARY DIRECTORS

LYDON F. MAIDER
LLOYD POLITSCH
HENRY BUANNO
ALFRED J. WASHBURN
RICHARD E. HATHAWAY
PAUL E. SMITH
ROSS H. HIGIER
RICHARD P. TATAR
JAMES W. ST. THOMAS
LEON FINKLE
CLARK EASTERLY, SR.

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

	2001	2000	1999
NET INCOME	$4,032	$3,705	$3,299
Earnings Per Share			
Basic	1.75	1.56	1.37
Diluted	1.72	1.54	1.36
CASH DIVIDENDS	$1,520	$1,476	$1,416
Per Common Share	0.66	0.62	0.59
STOCKHOLDERS' EQUITY AT YEAR-END	$34,649	$33,993	$31,285
Per Common Share	15.22	14.49	13.03
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	11.7%	11.6%	10.5%
RETURN ON AVERAGE ASSETS	1.14%	1.12%	1.13%
TOTAL ASSETS AT YEAR-END	$359,955	$339,306	$314,908

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

PRESIDENT'S MESSAGE



I am pleased to report that 2001 was another outstanding year for our Company and the eleventh consecutive year of record earnings, with net income exceeding $4 million for the first time.

Net income of $4.0 million for 2001 was an increase of 8.8% over the prior year's result of $3.7 million. More importantly, diluted earnings per share were $1.72 compared to $1.54 in 2000, an increase of 11.7%.

Total assets increased $20.6 million or 6.1%, resulting in total assets at year-end of $360.0 million.

Total loans, net of unearned income, increased $8.4 million or 4.5%, to a new high of $194.9 million.

Total deposits increased $8.8 million or 3.2%, resulting in total deposits at year-end of $279.2 million. As mentioned in prior annual report messages, we monitor our deposit growth and compare ourselves to the competition from information submitted to the Federal Deposit Insurance Corporation. Based upon the latest available data, we have a 37.3% market share of deposits in Fulton County. This is a slight increase from last year. We have increased our market share every year but one since 1988, when we had a market share of 18.9%. We continue to be, by far, the financial institution with the most deposits in Fulton County; a distinction we have held since 1986.

Stockholders' equity at year-end was $34.6 million, as compared to $34.0 million at the prior year-end. This resulted in a year-end stockholders' equity to total assets ratio of 9.6%, a ratio that is over twice the regulatory minimum guideline of 4.0%.

In August, the Board of Directors increased the dividend for the thirty-fifth consecutive year. The dividend per share for the year was $0.66, an increase of 6.5%, as compared to $0.62 in 2000. Total dividends paid to stockholders for the year amounted to $1.5 million.

During the year, the Dividend Reinvestment Stock Purchase Plan was put into place. The Plan is a convenient way for stockholders to increase their ownership of CNB Bancorp, Inc. common shares without paying brokerage commissions. The Plan offers the opportunity to increase stockholder ownership on a regular basis by reinvesting all or part of cash dividends received and to invest up to an additional $5,000 per quarter. At this time 179 stockholders are enrolled in the Plan.

In April, Clark Easterly, Sr. retired as an active member of our Board of Directors after serving nine years. We thank Clark for his years of service to our organization.

During the year we were saddened by the loss of three honorary directors. Henry C. Tauber passed away on May 30, 2001. He served on the Board of Directors for 25 years, retiring in 1984. Theodore E. Hoye, Jr. passed away on July 24, 2001. He served as a director for 36 years, retiring in 1998. Edward F. Vonderahe passed away on August 6, 2001. He served as a director for 18 years, retiring in 1982. The dedication, loyalty and leadership of these men to our organization will long be remembered.

In May, Donald R. Houghton, Vice President and Manager of our Northville office, retired after 45 years of service to our Company. Don was employed in various positions with the subsidiary Bank including auditor, cashier and mortgage loan officer before becoming the manager of the Northville office when it opened in 1990. Don's loyalty and commitment were major factors in the success of that branch. We wish Don many years of health and happiness in the future.

At the end of March, Lynne Cirillo retired after 28 years with the subsidiary Bank. Lynne worked many years at the Fifth Avenue office before being transferred to the main office where she spent the last seven years as manager. Lynne's dedication to our Company will be missed. We wish her good luck in her retirement years.

At the subsidiary Bank we are extremely fortunate to have an experienced and dedicated staff who understand the importance of quality customer service. In terms of experience, over 50% of our employees have been with us over five years and over 30% have been with us for over ten years. A good example of our staff's dedication is that thirteen of our full-time, non-officer subsidiary Bank employees had perfect attendance over the last six months of 2001.

Advanced technology has become an important part of banking and we are actively involved in this development. During the year access to the internet and e-mail were made available to the staff. Throughout the year considerable time was spent in developing a state-of-the-art internet web site and on-line personal banking package. Accounts may be viewed on-line and loan payments and transfers may be made between accounts. By the time you receive this report, the web site and personal on-line banking will be operational at www.citynatlbank.com.

In May 2002, we will celebrate the subsidiary Bank's 115th anniversary. This milestone gives us the opportunity to reflect on the changes that have occurred over the years. In addition to the traditional banking services provided at our seven locations in Fulton and Saratoga counties, we are now offering insurance products through the Hathaway Agency, Inc. and investment products through Investor's Market Place. In 2002, we will be opening a new and more visible office on Broadway in Saratoga Springs with a drive-thru and ATM for improved customer services.

As we grow and change, I am confident that we will continue the successes that we have experienced in the past through the efforts of our highly motivated staff offering quality personal service.

As always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer
of the Company and the subsidiary Bank


400,000
300,000
200,000
100,000
0
(Thousands)
$222,325
$255,568
$314,908
$339,306
$359,955
1997
1998
1999
2000
2001

Year-End Total Assets
Five Years (1997-2001)

Net Income
Five Years (1997-2001)


5,000
4,000
3,000
2,000
1,000
0
(Thousands)
$3,101
$3,222
$3,299
$3,705
$4,032
1997
1998
1999
2000
2001

Basic Earnings Per Share
Five Years (1997-2001)


2.00
1.50
1.00
0.50
0.00
(Dollars)
$1.29
$1.34
$1.37
$1.56
$1.75
1997
1998
1999
2000
2001


0.80
0.60
0.40
0.20
0.00
(Dollars)
$0.53
$0.56
$0.59
$0.62
$0.66
1997
1998
1999
2000
2001

Dividends Per Common Share
Five Years (1997-2001)

FINANCIAL REVIEW

The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. (Company) and its subsidiaries, City National Bank & Trust Company and Hathaway Agency, Inc. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

Forward-Looking Statements:

In addition to historical information, this Annual Report includes certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

Mergers and Acquisitions:

On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary Bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary Bank, City National Bank & Trust Company.

On July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc., a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

Financial Condition:

The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).

				Increase/(Decrease)	
Average Consolidated Balance Sheet	2001	2000	1999	2001/2000	2000/1999
Assets:					
Cash and due from banks	$7,932	$7,678	$9,068	$254	($1,390)
Federal funds sold	7,265	5,595	9,042	1,670	(3,447)
Int. bearing deposits with banks	3,022	1,128	1,655	1,894	(527)
Total securities*	130,902	122,667	107,914	8,235	14,753
Loans, net	190,532	178,444	150,683	12,088	27,761
Other assets	14,994	16,116	12,500	(1,122)	3,616
Total Assets	$354,647	$331,628	$290,862	$23,019	$40,766

lion or 3.4% for the year, which was virtually offset by a 24 basis point decrease in yield from 6.98% in 2000 to 6.74% in 2001. Interest on federal funds sold decreased $96,000 or 27.6%. The decrease in 2001 was a result of a lower average rate of 3.47% compared to 6.23% in 2000 being partially offset by a higher average balance due to larger cash prepayments on mortgage backed securities and more securities being called due to lower interest rates throughout the year.

For comparison purposes, the table below shows interest income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

	2001	2000	1999	% Change 2001/2000	% Change 2000/1999
Total interest and dividend income	$24,053	$23,760	$19,968	1.2%	19.0%
Total interest expense	11,408	12,091	9,269	(5.6)	30.4
Net interest and dividend income	12,645	11,669	10,699	8.4	9.1
Tax equivalent adjustment	813	791	711	2.8	11.3
Net interest and dividend income taxable equivalent basis	$13,458	$12,460	$11,410	8.0%	9.2%

Total interest expense decreased $683,000 or 5.6% in 2001 over that of 2000 compared to an increase of $2,822,000 or 30.4% for 2000 over 1999. The decrease in 2001 was due primarily to lower interest rates on all interest bearing liabilities. The average rate on interest bearing liabilities for 2001 was 3.91%, a decrease of 54 basis points from 2000. The rate reduction was partially offset by an increase in volume of $20.2 million from 2000.

Total other income for 2001 increased by $362,000 or 20.5% due primarily to a full year of insurance commissions of $712,000 from the insurance subsidiary, Hathaway Agency, Inc., compared to six months commissions of $252,000 for year 2000. Total other expense in 2001 increased $471,000 or 5.9% over the preceding year. The 2001 increase includes operating expenses for the subsidiary Insurance Agency for 12 months instead of six months for year 2000, and also includes a full year of goodwill amortization associated with the acquisition of Hathaway.

Net interest spread, the difference between the average earning assets yield and the cost of average interest bearing funds, increased 16 basis points or 4.7% from 2000 to 2001. The net interest margin, net interest income as a percentage of earning assets, increased 7 basis points or 1.8%. The increases in net interest spread and net interest margin for 2001 were attributed to the decline of interest rates affecting shorter term interest bearing liabilities faster than longer term interest bearing assets.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)

	2001		2000		1999	
	Yearly Average	Rate	Yearly Average	Rate	Yearly Average	Rate
Earning assets	$333,315	7.46%	$313,578	7.84%	$272,492	7.59%
Interest bearing liabilities	291,400	3.91	271,176	4.45	234,666	3.95
Net interest rate spread		3.55%		3.39%		3.64%
Net interest margin		4.04%		3.97%		4.19%

Capital Resources: Stockholders' equity ended 2001 at $34,649,000, up $656,000 or 1.9%, due to a combination of net retained earnings and net unrealized gains in market value of the available-for-sale securities less net treasury stock purchases. At December 31, 2001, the ratio of stockholders' equity to total assets was 9.6%, as compared to 10.0% at December 31, 2000.

On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. On May 29, 2001, the Board extended the plan by authorizing an additional 5% or approximately 115,000 shares over a new two-year period upon completion of the original plan. As of December 31, 2001, the Company had purchased 141,706 shares under the plan at an average price of $29.58 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2001, the Company had Tier 1 and total risk-based capital ratios of 14.7% and 16.0%, respectively. The Company also maintained a leverage ratio of 8.4% as of December 31, 2001. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity: The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.

As of December 31, 2001, the Company had various loan commitments and standby and commercial letter of credit commitments totaling approximately $29.0 million. Included in this amount is approximately $24.1 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of these lines are never drawn down at any one time.

Provision for loan losses: The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlining collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discounts is 1.29% at December 31, 2001 compared to 1.47% at December 31, 2000. The decrease is a result of net charge-offs exceeding the loan loss provision and loan growth in 2001. Non-performing loans as of December 31, 2001 were $0.5 million as compared to $1.1 million in 2000.

Liabilities:					
Demand deposits	$26,756	$26,972	$23,375	($216)	$3,597
Savings, NOW and money market accounts	113,416	107,957	95,830	5,459	12,127
Time deposits	136,628	137,432	120,133	(804)	17,299
Notes payable and repurchase agreements	41,356	25,765	18,682	15,591	7,083
Other liabilities	1,959	1,485	1,380	474	105
Stockholders' equity	34,532	32,017	31,462	2,515	555
Total Liabilities and Equity	$354,647	$331,628	$290,862	$23,019	$40,766

Year-End Consolidated Balance Sheet	2001	2000	1999	Increase/(Decrease) 2001/2000	2000/1999
Assets:					
Cash and due from banks	$11,212	$9,166	$12,402	$2,046	($3,236)
Federal funds sold	8,200	5,400	5,300	2,800	100
Int. bearing deposits with banks	317	272	2,128	45	(1,856)
Total securities*	133,057	124,767	109,280	8,290	15,487
Loans, net	192,443	183,840	169,716	8,603	14,124
Other assets	14,726	15,861	16,082	(1,135)	(221)
Total Assets	$359,955	$339,306	$314,908	$20,649	$24,398
Liabilities:					
Demand deposits	$28,103	$26,339	$25,671	$1,764	$668
Savings, NOW and money market accounts	130,311	125,974	121,717	4,337	4,257
Time deposits	120,813	118,161	117,692	2,652	469
Notes payable and repurchase agreements	44,618	33,128	17,754	11,490	15,374
Other liabilities	1,461	1,711	789	(250)	922
Stockholders' equity	34,649	33,993	31,285	656	2,708
Total Liabilities and Equity	$359,955	$339,306	$314,908	$20,649	$24,398

*Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.

Total assets at December 31, 2001 reached $360.0 million as compared to $339.3 million at December 31, 2000, an increase of $20.6 million or 6.1%. Most of the asset growth during 2001 can be attributed to the subsidiary Bank's continued leveraging strategies, which included the borrowing of an additional $11.6 million from the Federal Home Loan Bank during the year. Deposits for the year grew by $8.8 million or 3.2%. Average assets for 2001 totaled $354.6 million, an increase of $23.0 million or 6.9% from the 2000 average of $331.6 million.

Loans, which constitute the subsidiary Bank's largest segment of earning assets, represented 53.5% of total assets at December 31, 2001. Net loans increased approximately $8.6 million or 4.7% during 2001. Average net loans for 2001 increased $12.1 million or 6.8% over 2000. Average loans for commercial and consumer installment loans increased for the year 11.0% and 18.4%, respectively. Average mortgage loans decreased slightly by 2.8% for the year. The yield on total loans decreased from 8.48% in 2000 to 8.17% in 2001 primarily due to several reductions in the prime lending rate.

The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, at

December 31, 2001 was $133.1 million as compared to $124.8 million the previous year, an increase of $8.3 million. The increase for 2001 is attributed to leveraging securities, which includes borrowing from the FHLB and purchasing investment securities of various types and maturities. The yield on the portfolio decreased 24 basis points year to year from 6.98% for 2000 to 6.74% for 2001. The decrease in yield for 2001 was a result of the Federal Reserve Bank's interest rate cuts throughout the year that affected short-term rates more than longer-term investment rates.

Federal funds sold, which is a source of liquidity for the subsidiary bank, increased from $5.4 million to $8.2 million year to year. On average, Federal funds sold increased by $1.7 million or 29.8%. Higher averages were maintained during 2001 due to an increase of repayments from mortgage backed securities and bonds being called as a result of lower interest rates in effect throughout the year.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2001 reached $279.2 million, an increase of $8.8 million or 3.2% over the previous year-end. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $6.1 million or 4.0%. Certificates and time deposits of $100,000 or more, primarily short-term municipal deposits, decreased for the year by $3.3 million or 8.9%. Other time deposits increased $6.0 million or 7.4% which was a result of various product promotions throughout the year. Average deposits increased during the year to $276.8 million from $272.4 million, an increase of $4.4 million or 1.6%.

Cash and due from banks increased to $11.2 million at year-end 2001 from $9.2 million at year-end 2000, an increase of 22.3%. Average cash and due from banks was up slightly year-to-year by $0.3 million.

Other assets decreased slightly for the year by $1.1 million to $14.7 million at December 31, 2001 from $15.9 million at December 31, 2000, which was primarily related to goodwill amortization. Average other assets decreased by $1.1 million year to year.

Stockholders' equity at year-end 2001 was $34.6 million as compared to $34.0 million at year-end 2000. The increase was due mainly to a combination of net income after dividends of $2.4 million, plus a net unrealized gain of market value on securities available for sale, net of tax, in the amount of $0.5 million, less a net purchase of treasury stock of $2.3 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

The comparative consolidated statement of income summarizes income and expense for the last three years. The Company achieved record earnings for 2001 of $4,032,000 as compared to $3,705,000 for 2000, an increase of $327,000 or 8.8% over the previous year. Net income for 2000 was 12.3% above 1999 net income of $3,299,000. Basic earnings per share for year 2001 were $1.75, up 12.2% from 2000 per share earnings of $1.56. Diluted earnings per share of $1.72 were up 11.7% over 2000 earnings per share of $1.54. The strong increase in per share earnings was a result of higher net income divided by fewer shares outstanding due to the repurchase of shares through the Company's stock repurchase plan. The return on average assets for the three years ended December 31, 2001, 2000 and 1999 was 1.14%, 1.12% and 1.13%, respectively. The return on average equity for the same periods was 11.7%, 11.6% and 10.5%, respectively.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year to year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2001 increased $998,000 or 8.0%. The increase in 2001 was attributable to better margins on higher average volumes of earning assets and deposits which produced a higher net interest margin of 4.04% for year 2001 compared to 3.97% for 2000. Higher averages were primarily caused by additional leveraging and increases in deposits offset by higher volumes of loans and investment securities. Interest and fees on loans for 2001 increased by $418,000 or 2.7% from the previous year. The increase in 2001 was due to an increase in average net loans of $12.1 million, partially offset by a decrease in yield of 31 basis points from 8.48% in 2000 to 8.17% in 2001. Interest on securities remained virtually unchanged at $8.8 million for the year. This was due to the average volumes of securities increasing by $4.2 mil-

The Company's allowance for loan losses coverage of non-performing loans increased as of December 31, 2001 to 470% from 240% at December 31, 2000. The provision for loan losses was $525,000, $219,000 and $180,000 for the years 2001, 2000 and 1999, respectively. Net loan charge-offs for 2001, 2000 and 1999 were $769,000, $166,000 and $230,000, respectively. The provision for loan loss is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk: Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business management, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractual maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income on a fully taxable equivalent basis as of December 31, 2001, assuming an increase or decrease of 200 basis points in interest rates (in thousands).

Change in Interest Rates (basis points)	Estimated Net Interest Income	Change in Net Interest Income
+200	$14,923	2.2%
+100	14,805	1.4
0	14,605	0.0
–100	14,281	(2.2)
–200	13,370	(8.5)

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2001 the Company had a negative one-year cumulative gap position.

The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

As of December 31, 2001, the subsidiary Bank was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. However, the subsidiary Bank is in an asset sensitive position beyond one year, which means that more assets are scheduled to mature than liabilities.

The following table shows the interest rate sensitivity gaps as of December 31, 2001 highlighting the gap percentages within one year.

	Balance Maturing or Subject to Repricing (in Thousands)				
AT DECEMBER 31, 2001	Within 3 Months	After 3 Mo. But Within 1 Year	After One But Within Five Years	After Five Years	Total
Interest Earning Assets:					
Securities*	$33,889	$23,029	$42,018	$33,333	$132,269
Total Loans, net of unearned discount	43,466	21,613	62,697	67,173	194,949
Other Earning Assets	8,517	0	0	0	8,517
Total Earning Assets	85,872	44,642	104,715	100,506	335,735
Fair Value Above Cost of Securities Available-for-Sale					788
Other Assets					23,432
TOTAL ASSETS					$359,955
Interest-Bearing Liabilities:					
Savings, NOW and MMDA	$46,062	$0	$0	$84,249	$130,311
Time Deposits	26,230	62,919	31,664	0	120,813
Other Interest-Bearing Liabilities	16,519	280	9,572	18,247	44,618
Total Interest-Bearing Liabilities	88,811	63,199	41,236	102,496	295,742
Demand Deposits					28,103
Other Liabilities & Equity					36,110
TOTAL LIABILITIES & EQUITY					$359,955
Interest Rate Sensitivity Gap	($2,939)	($18,557)	$63,479	($1,990)	
Cumulative Interest Rate Sensitivity Gap	($2,939)	($21,496)	$41,983	$39,993	$39,993
		(6.0)%			

*Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.

FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)

December 31,	2001	2000	1999	1998	1997
Consolidated statement of income data					
Interest and dividend income:					
Loans	$15,785	$15,367	$12,816	$10,598	$9,990
Securities*	7,942	7,980	6,623	5,603	5,427
Federal funds sold and other	326	413	529	642	346
Total interest and dividend income	24,053	23,760	19,968	16,843	15,763
Interest expense:					
Deposits	9,397	10,529	8,303	7,347	6,909
Borrowings	2,011	1,562	966	570	32
Total interest expense	11,408	12,091	9,269	7,917	6,941
Net interest income	12,645	11,669	10,699	8,926	8,822
Provision for loan losses	525	219	180	220	255
Net interest income after provision for loan losses	12,120	11,450	10,519	8,706	8,567
Other income	2,124	1,762	1,467	1,121	783
Other expenses	8,403	7,932	7,299	5,224	4,898
Income before income taxes	5,841	5,280	4,687	4,603	4,452
Provision for income taxes	1,809	1,575	1,388	1,381	1,351
Net income	$4,032	$3,705	$3,299	$3,222	$3,101
Per share data:					
Basic earnings per share	$1.75	$1.56	$1.37	$1.34	$1.29
Diluted earnings per share	1.72	1.54	1.36	1.34	1.29
Cash dividends paid	0.66	0.62	0.59	0.56	0.53
Cash dividend payout ratio	37.7%	39.8%	42.9%	41.7%	41.3%
Selected year-end consolidated statement of condition data:					
Total assets	$359,955	$339,306	$314,908	$255,568	$222,325
Securities*	133,057	124,767	109,280	107,529	88,289
Net loans	192,443	183,840	169,716	120,257	117,646
Deposits	279,227	270,474	265,080	206,386	187,655
Stockholders' equity*	34,649	33,993	31,285	31,511	29,679

*Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.

Per share figures have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31, 2001	2000
ASSETS		
Cash and cash equivalents		
Non-interest bearing	$11,212	$9,166
Interest bearing	317	272
Federal funds sold	8,200	5,400
Total cash and cash equivalents	19,729	14,838
Securities available for sale, at fair value	120,249	106,845
Investment securities, at cost (approximate fair value at December 31, 2001 - $10,241; at December 31, 2000 - $15,969)	9,955	15,653
Investments required by law, stock in Federal Home Loan Bank of New York and Federal Reserve Bank of New York, at cost	2,853	2,269
Loans	211,683	201,063
Unearned income	(16,734)	(14,473)
Allowance for loan losses	(2,506)	(2,750)
Net loans	192,443	183,840
Premises and equipment, net	3,420	3,432
Accrued interest receivable	1,661	2,214
Other assets	9,645	10,215
Total assets	$359,955	$339,306
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand (non-interest bearing)	$28,103	$26,339
Regular savings, NOW and money market accounts	130,311	125,974
Certificates and time deposits of $100,000 or more	34,061	37,386
Other time deposits	86,752	80,775
Total deposits	279,227	270,474
Securities sold under agreements to repurchase	11,629	11,788
Notes payable - Federal Home Loan Bank	32,989	21,340
Other liabilities	1,461	1,711
Total liabilities	325,306	305,313
Commitments and contingent liabilities (Note 15)		
STOCKHOLDERS' EQUITY		
Common stock, $2.50 par value, 5,000,000 shares authorized, 2,401,695 shares issued	6,004	6,004
Surplus	4,418	4,418
Undivided profits	27,608	25,199
Accumulated other comprehensive income/(loss)	481	(41)
Treasury stock, at cost; 124,553 shares at December 31, 2001 and 56,246 shares at December 31, 2000	(3,862)	(1,587)
Total stockholders' equity	34,649	33,993
Total liabilities and stockholders' equity	$359,955	$339,306

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
INTEREST AND DIVIDEND INCOME	2001	2000	1999
Interest and fees on loans	$15,785	$15,367	$12,816
Interest on federal funds sold	252	349	449
Interest on balances due from depository institutions	74	64	80
Interest on securities available for sale	7,063	6,953	5,668
Interest on investment securities	719	870	860
Dividends on FRB and FHLB stock	160	157	95
Total interest and dividend income	24,053	23,760	19,968
INTEREST EXPENSE			
Interest on deposits:			
Regular savings, NOW and money market accounts	2,520	2,783	2,270
Certificates and time deposits of $100,000 or more	2,292	3,318	2,234
Other time deposits	4,585	4,428	3,799
Interest on securities sold under agreements to repurchase	584	433	611
Interest on other borrowings	1,427	1,129	355
Total interest expense	11,408	12,091	9,269
NET INTEREST INCOME	12,645	11,669	10,699
Provision for loan losses	525	219	180
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,120	11,450	10,519
OTHER INCOME			
Income from fiduciary activities	178	184	163
Service charges on deposit accounts	630	473	415
Net gain on sales or calls of securities	15	—	70
Insurance commissions	712	252	—
Other income	589	853	819
Total other income	2,124	1,762	1,467
OTHER EXPENSES			
Salaries and employee benefits	3,998	3,727	3,186
Occupancy expense, net	502	455	363
Furniture and equipment expense	469	414	514
External data processing expense	897	733	883
Other expense	2,537	2,603	2,353
Total other expenses	8,403	7,932	7,299
INCOME BEFORE INCOME TAXES	5,841	5,280	4,687
Provision for income taxes	1,809	1,575	1,388
NET INCOME	$4,032	$3,705	$3,299
Earnings per share			
Basic	$1.75	$1.56	$1.37
Diluted	1.72	1.54	1.36

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 1998	$4,000	$4,000	$23,165	$346	$—	$31,511
Comprehensive income:						
Net income	—	—	3,299	—	—	3,299
Other comprehensive loss	—	—	—	(2,528)	—	(2,528)
Total comprehensive income						771
Three for two stock split (800,000 shares)	2,000	—	(2,000)	—	—	—
Exercise of stock options (1,695 shares issued)	4	22	—	—	—	26
Stock options issued in connection with acquisition	—	393	—	—	—	393
Cash dividends ($0.59 per share)	—	—	(1,416)	—	—	(1,416)
Balance at December 31, 1999	6,004	4,415	23,048	(2,182)	—	31,285
Comprehensive income:						
Net income	—	—	3,705	—	—	3,705
Other comprehensive income	—	—	—	2,141	—	2,141
Total comprehensive income						5,846
Treasury stock purchased (62,200 shares)	—	—	—	—	(1,755)	(1,755)
Treasury stock sold (exercise of 5,954 stock options)	—	—	(78)	—	168	90
Other	—	3	—	—	—	3
Cash dividends ($0.62 per share)	—	—	(1,476)	—	—	(1,476)
Balance at December 31, 2000	6,004	4,418	25,199	(41)	(1,587)	33,993
Comprehensive income:						
Net income	—	—	4,032	—	—	4,032
Other comprehensive income	—	—	—	522	—	522
Total comprehensive income						4,554
Treasury stock purchased (105,765 shares)	—	—	—	—	(3,381)	(3,381)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 37,458 shares)	—	—	(103)	—	1,106	1,003
Cash dividends ($0.66 per share)	—	—	(1,520)	—	—	(1,520)
Balance at December 31, 2001	$6,004	$4,418	$27,608	$481	($3,862)	$34,649

Cash dividends per share have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$4,032	$3,705	$3,299
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease/(increase) in interest receivable	553	(466)	150
Decrease/(increase) in other assets	140	(550)	883
(Decrease)/increase in other liabilities	(250)	653	(293)
Deferred income tax expense/(benefit)	32	238	(70)
Goodwill amortization expense	342	331	181
Depreciation and other amortization expense	509	520	542
Net increase in cash surrender value of bank-owned life insurance	(131)	(124)	(101)
(Accretion) amortization of discounts/premiums on securities, net	(44)	49	200
Net gain on securities transactions	(15)	—	(70)
Provision for loan losses	525	219	180
Total adjustments	1,661	870	1,602
Net cash provided by operating activities	5,693	4,575	4,901
Cash flows from investing activities:			
Purchase of investment securities	(1,719)	(5,627)	(1,920)
Purchase of securities available for sale	(84,387)	(32,260)	(24,306)
Net purchase of FRB and FHLB stock	(584)	(281)	(552)
Proceeds from maturities, paydowns and calls of investment securities	7,415	3,396	5,851
Proceeds from maturities, paydowns and calls of securities available for sale	71,899	21,920	23,582
Proceeds from sale of securities available for sale	—	1,043	3,880
Net increase in loans	(9,432)	(14,718)	(203)
Purchase of bank-owned life insurance	—	—	(130)
Purchases of premises and equipment, net	(339)	(211)	(252)
Net cash paid in acquisitions	—	(456)	(10,828)
Net cash used by investing activities	(17,147)	(27,194)	(4,878)
Cash flows from financing activities:			
Net increase in deposits	8,753	5,394	2,256
(Decrease)/increase in securities sold under agreements to repurchase	(159)	2,207	(3,263)
Increase in notes payable - FHLB	11,649	13,167	1,840
Treasury stock purchased	(3,381)	(1,755)	—
Cash dividends paid on common stock	(1,520)	(1,476)	(1,416)
Proceeds from the sale of treasury stock	1,003	90	26
Net cash provided (used) by financing activities	16,345	17,627	(557)
Net increase/(decrease) in cash and cash equivalents	4,891	(4,992)	(534)
Cash and cash equivalents beginning of year	14,838	19,830	20,364
Cash and cash equivalents end of year	$19,729	$14,838	$19,830
Supplemental disclosures of cash flow information:			
Cash paid during the year:			
Interest	$11,523	$11,878	$9,286
Income taxes	1,493	1,418	1,065
Supplemental schedule of noncash activities:			
Net reduction in loans resulting from transfers to real estate owned	$211	$262	$285
Decrease in taxes payable due to exercise of non-qualified stock options	127	—	—
Fair value of non-cash assets acquired in acquisition	—	$376	$65,464
Fair value of liabilities assumed in acquisition	—	269	59,026
Fair value of stock options issued in acquisition	—	—	393

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to accounting principles generally accepted in the United States of America and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Fulton County and Saratoga County, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2001 and 2000, the Company did not have any securities classified as trading securities.

NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

When, in the opinion of management, the collection of interest and/or principal is in doubt, a loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination which may not be presently available.

OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by generally accepted accounting principles.

BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. Unamortized goodwill of approximately $4.3 million and $4.6 million is included in other assets at December 31, 2001 and December 31, 2000, respectively.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on perferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

Basic earnings per common share were computed based on average outstanding common shares of 2,303,241 in 2001, 2,377,362 in 2000 and 2,400,301 in 1999. Diluted earnings per common share were computed based on average outstanding common shares of 2,341,596 in 2001, 2,404,174 in 2000 and 2,423,481 in 1999. Share amounts have been adjusted to reflect the 3 for 2 stock split effected through the 50% stock dividend declared in July 1999.

TREASURY STOCK - Treasury stock is recorded at cost. During 2001, the Company purchased 105,765 shares of treasury stock at an average cost of $31.97. Also during 2001, the Company sold 37,458 shares at an average price of $26.78 as a result of the exercise of stock options and the dividend reinvestment plan.

DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in any calendar year in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.8 million as of December 31, 2001.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 supercedes Accounting Principals Board ("APB") No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

Statement No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. The provisions of Statement No. 142 are required to be adopted starting with fiscal years beginning after December 15, 2001. Therefore, the Company adopted the Statement on January 1, 2002. For any goodwill and other intangibles acquired after June 30, 2001, the non-amortization and amortization provisions of this Statement are effective immediately. The Company will perform the first of the required impairment tests of goodwill during the quarter ending March 31, 2002. Based on management's initial evaluation, the Company does not anticipate that any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle.

At December 31, 2001, the Company had goodwill of approximately $4.3 million and had amortization expense related to goodwill of approximately $0.3 million, or $.15 per diluted share for the fiscal year ended December 31, 2001. It is anticipated that the adoption of Statement No. 142 will have an effect on the Company's results of operations since the implementation of the new standard will reduce expected non-interest expense by approximately $0.3 million and increase earnings per diluted share by approximately $.15 per share for 2002.

The Company adopted the provisions of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. Statement No. 133, as amended by Statement No. 137 and Statement No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As of January 1, 2001 and during the year of 2001, the Company did not have any derivative instruments or derivative instruments embedded in other contracts. Therefore, the adoption of Statement No. 133, as amended, did not have any effect on the Company's consolidated financial statements.

ACQUISITION - On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. At the date of the acquisition, Hathaway had approximately $1,300,000 in assets, $300,000 in liabilities and $1,000,000 in shareholders' equity. Pursuant to the merger agreement, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

Upon consummation of the acquisition, each preferred share of Hathaway was exchanged for $100 in cash which totaled approximately $700,000 and each common share of Hathaway was exchanged for $2,432 in cash which totaled approximately $600,000. In addition, under a non-compete agreement each preferred and common shareholder of Hathaway will receive payments over a period of five years totaling, in the aggregate, approximately $300,000.

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expenses as paid over the five-year period of the covenant.

On June 1, 1999, the Company acquired Adirondack Financial Services Bancorp, Inc. (Adirondack) and its wholly-owned subsidiary, Gloversville Federal Savings and Loan Association. At the date of the merger, Adirondack had approximately $68.5 million in assets, $56.4 million in deposits and $9.5 million in shareholders' equity. Pursuant to the merger agreement, Adirondack was merged into CNB Bancorp, Inc. and Gloversville Federal Savings and Loan Association was merged into City National Bank and Trust Company. The combined bank now operates as one institution under the name of City National Bank and Trust Company.

Under consummation of the merger, each share of Adirondack received $21.92 in cash which totaled approximately $14.6 million. In addition, under the merger agreement, the Company agreed to issue 35,614 stock options to purchase CNB Bancorp, Inc. stock at an exercise price of $15.22 per share. The estimated fair value of these options as of the acquisition date was $11.04 per share. The issuance of these options was included in the computation of goodwill, with the offsetting increase to surplus.

The acquisition was accounted for using purchase accounting in accordance with APB No. 16. The acquisition of Adirondack resulted in approximately $4.8 million in excess of cost over net assets acquired ("goodwill"). The results of operations of Adirondack have been included in the Company's consolidated statements of income for periods subsequent to the date of acquisition.

RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.

Note 2: RESERVE REQUIREMENTS

The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $3,993,000 and $2,915,000 at December 31, 2001 and 2000, respectively.

Note 3: SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,130	$32	$—	$2,162
Obligations of U.S. Government agencies	61,941	572	214	62,299
Collateralized mortgage obligations:				
U.S. Government agencies	22,415	124	145	22,394
Corporate securities	1,055	—	3	1,052
Other corporate securities	8,123	215	206	8,132
Obligations of states and political subdivisions	22,687	462	114	23,035
Total debt securities available for sale	118,351	1,405	682	119,074
Equity securities available for sale:				
Corporate securities	1,110	65	—	1,175
Total equity securities available for sale	1,110	65	—	1,175
Total securities available for sale	$119,461	$1,470	$682	$120,249

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$3,218	$22	$—	$3,240
Obligations of U.S. Government agencies	62,923	150	474	62,599
Collateralized mortgage obligations:				
U.S. Government agencies	14,846	44	163	14,727
Corporate securities	9,671	62	127	9,606
Obligations of states and political subdivisions	16,126	455	65	16,516
Total debt securities available for sale	106,784	733	829	106,688
Equity securities available for sale:				
Corporate securities	128	29	—	157
Total equity securities available for sale	128	29	—	157
Total securities available for sale	$106,912	$762	$829	$106,845

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2001, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,124	$2,157
Due after one year through five years	19,608	19,678
Due after five years through ten years	22,122	22,477
Due after ten years	74,497	74,762
Total debt securities available for sale	$118,351	$119,074

There were no sales of securities available for sale during 2001. Proceeds from sales of securities available for sale during 2000 and 1999 were $1,043,000 and $3,880,000, respectively. There were no gains on sales during 2000. Gross gains in 1999 were $70,000. There were no losses on sales during 2000 and 1999.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2001 and 2000 were $79,848,000 and $83,803,000, respectively. Actual deposits secured by these securities at December 31, 2001 and 2000 were $44,286,000 and $45,896,000, respectively. Repurchase agreements secured by these securities at December 31, 2001 and 2000 were $11,629,000 and $11,788,000, respectively.

Note 4: INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$42	$1	$—	$43
Obligations of states and political subdivisions	7,913	289	4	8,198
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,955	$290	$4	$10,241

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$1,693	$2	$5	$1,690
Obligations of states and political subdivisions	11,960	321	2	12,279
Corporate securities	2,000	—	—	2,000
Total investment securities	$15,653	$323	$7	$15,969

The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,344	$2,376
Due after one year through five years	2,870	3,011
Due after five years through ten years	2,128	2,226
Due after ten years	2,613	2,628
Total investment securities	$9,955	$10,241

There were no sales of investment securities during 2001, 2000 and 1999. In 2001, one investment security was called at a premium producing a gain of $15,000. No investment securities were called at premiums during 2000 and 1999.

The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2001 and 2000 were $4,078,000 and $5,286,000, respectively. Actual deposits secured by these securities at December 31, 2001 and 2000 were $3,699,000 and $4,701,000, respectively.

Note 5: LOANS

Loans are comprised of the following at December 31 (in thousands):

	2001	2000
Commercial and commercial real estate	$48,979	$44,790
Residential real estate	85,977	88,517
Installment	76,727	67,756
Total loans	$211,683	$201,063

Non-accrual loans at December 31, 2001, 2000 and 1999 were $374,000, $936,000 and $1,507,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $159,000, $210,000 and $108,000 as of December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001 and 2000, respectively, there were $374,000 and $936,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2001 and 2000, $40,000 and $186,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2001, 2000 and 1999, the average balance of impaired loans was $601,000, $1,188,000 and $275,000, respectively. Interest income of $17,000, $103,000 and $2,000 was recognized on impaired loans, while such loans were impaired, during 2001, 2000 and 1999, respectively.

The subsidiary Bank's primary business area consists of the Counties of Fulton and Saratoga and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2001 and 2000, the only area of industry concentration that existed within the subsidiary Bank's commitments were to the leather and leather-related industries. Outstanding commitments to this segment were $4.2 million as of December 31, 2001 and $4.7 million as of December 31, 2000. These figures represent 14.4% and 17.9% of the total loan commitments outstanding at the end of each respective year. Loans outstanding to this segment were $5.3 million as of December 31, 2001 and $5.9 million as of December 31, 2000. These figures represent 2.5% and 2.9% of gross loans outstanding at the end of each respective year.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2001 and 2000 amounted to $3,956,000 and $4,809,000, respectively. During 2001, $7,650,000 of new loans were made and repayments totaled $8,503,000.

Note 6: ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is as follows (in thousands):

	2001	2000	1999
Balance at beginning of year	$2,750	$2,697	$1,580
Provision charged to income	525	219	180
Loans charged off	(996)	(239)	(281)
Recoveries of loans charged off	227	73	51
Merger-related acquisition	—	—	1,167
Balance at end of year	$2,506	$2,750	$2,697

Note 7: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):	2001	2000
Land	$687	$687
Premises and leasehold improvements	3,306	3,236
Equipment, furniture and fixtures	2,905	2,656
	6,898	6,579
Less: Accumulated depreciation	(3,478)	(3,147)
Total premises and equipment	$3,420	$3,432

Depreciation expense amounted to $351,000, $347,000 and $464,000 for the years 2001, 2000 and 1999, respectively.

Note 8: TIME DEPOSITS

The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2001 are as follows (in thousands):

Years ended December 31,	
2002	$89,148
2003	17,206
2004	11,765
2005	2,218
2006	476
Total	$120,813

Note 9: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

For the years ended December 31, 2001 and 2000, the average balance of Securities Sold Under Agreements to Repurchase was $10,971,000 and $7,524,000, respectively. The highest month end balances for these borrowings during 2001 and 2000 were $11,629,000 and $11,788,000, respectively. The average rate paid for these borrowings during 2001 and 2000 was 5.33% and 5.75%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements at December 31, 2001 matured within two days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) and brokerage firms are held in collateral accounts for our account until maturity of the agreements. All FHLB and brokerage firm repurchase agreements have stated maturities of ten years or less.

Note 10: NOTES PAYABLE - FEDERAL HOME LOAN BANK

Information on the borrowings is summarized as follows (dollars in thousands):

	Floating Rate and Fixed Rate Advances		
Maturity Date	Balance at December 31, 2001	Interest Rate as of December 31, 2001	Call Date
12/08/2003	$1,000	4.870%	03/07/2002
02/03/2004	1,000	4.800	02/03/2002
01/27/2005	1,000	6.150	01/27/2002
11/22/2005	2,000	5.920	02/22/2002
12/13/2010	2,000	5.090	03/13/2002
01/11/2011	2,000	4.600	07/11/2002
01/11/2011	2,000	4.910	01/11/2004
02/28/2011	1,000	4.460	02/28/2003
03/08/2011	2,000	4.820	03/08/2004
05/02/2011	2,000	4.720	04/30/2004
11/28/2011	1,000	4.020	11/28/2004
05/01/2002*	2,000	2.044	*
06/23/2003*	2,000	1.961	*
11/28/2003*	1,000	2.196	*
02/05/2004*	1,000	2.310	*
05/14/2004*	2,000	2.056	*
04/18/2005*	2,000	2.461	*
06/15/2005*	2,000	1.936	*
07/12/2005*	2,000	2.380	*
08/30/2005*	1,000	2.116	*
Total	$32,000		

*These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 10 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

Monthly Amortizing Fixed Rate Advances

Maturity Date	Balance at December 31, 2001	Interest Rate as of December 31, 2001
10/28/2003	$ 165	5.038%
11/10/2003	433	5.412
10/28/2005	242	5.228
10/28/2008	149	5.436
Total	$ 989	

These borrowings call for monthly payments of principal and interest of approximately $35,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 2001 and 2000, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $112,708,000 and $106,476,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2001 and 2000, advances outstanding on these lines with the Federal Home Loan Bank were $32,989,000 and $21,340,000, respectively.

Note 11: EMPLOYEE BENEFIT PLANS

Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets of the plan are primarily invested in equity and debt securities.

The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).

	2001	2000
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$3,467	$3,252
Service cost	171	173
Interest cost	264	239
Benefits paid	(209)	(137)
Expenses paid	(28)	(33)
Assumption changes and other	450	(27)
Projected benefit obligation at end of year	4,115	3,467
Change in plan assets:		
Fair value of plan assets at beginning of year	4,444	4,023
Actual (loss)/return on plan assets	(364)	413
Employer contribution	235	178
Benefits paid	(209)	(137)
Expenses paid	(28)	(33)
Fair value of plan assets at end of year	4,078	4,444
Funded status	(37)	977
Unrecognized net actuarial loss/(gain)	908	(159)
Unrecognized prior service cost	106	(19)
Unrecognized transition asset	(2)	(2)
Prepaid pension cost	$975	$797
Weighted average assumptions as of September 30		
Discount rate	6.75%	7.75%
Rate of compensation increase	4.00	4.50
Expected return on plan assets	8.50	8.50

Components of net periodic pension cost:	2001	2000	1999
Service cost	$171	$173	$147
Interest cost	264	239	202
Expected return on plan assets	(375)	(338)	(292)
Amortization of unrecognized prior service cost	(2)	(2)	(2)
Amortization of unrecognized transition asset	(1)	(1)	(1)
Net periodic pension cost	$57	$71	$54

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2001, 2000 and 1999 was approximately $58,000, $62,000 and $59,000, respectively.

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $2.3 million for this coverage and is receiving an annual tax-free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $2.7 million and $2.6 million as of December 31, 2001 and December 31, 2000, respectively.

Profit Sharing Plan - The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed December 31st of each year. The subsidiary Bank's contribution to the plan for 2001, 2000 and 1999 was $146,000, $140,000 and $130,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2001, 2000 or 1999.

Note 12: STOCK BASED COMPENSATION

On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company.

Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

On June 26, 2001, 35,850 options were awarded at an exercise price of $32.50 per share. These options have a ten-year term with fifty percent vesting one year from the date of the grant and the remaining fifty percent vesting two years from the date of the grant.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the year is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	232,115	$23.83	238,069	$23.61	98,250	$23.67
Granted	35,850	32.50	—	—	105,900	26.25
Issued in acquisition	—	—	—	—	35,614	15.22
Exercised	(34,968)	22.72	(5,954)	15.22	(1,695)	15.22
Cancelled	(1,739)	26.25	—	—	—	—
Outstanding at year-end	231,258	25.32	232,115	23.83	238,069	23.61
Exercisable at year-end	181,163	$24.70	160,046	$24.21	103,678	$23.23

The following table summarizes information about the Company's stock options at December 31, 2001:

Exercise Price	Outstanding	Weighted Average Remaining Contract Life	Exercisable
$32.50	35,850	9.5 years	—
26.25	103,990	7.3 years	103,990
23.67	67,428	6.8 years	67,428
15.22	23,990	6.7 years	9,745
	231,258		181,163

Companies not using a fair value based method of accounting for employee stock options or similar plans must provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001 and 1999: dividend yield of 2.11% and 2.16%, respectively; expected volatility of 18.8% and 15.0%, respectively; risk free interest rate of 4.81% and 5.54%, respectively; and an expected life of five years for grants awarded in both years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on June 26, 2001 was $6.60 and the options granted on April 20, 1999 was $5.04. Had the Company determined compensation cost based on the fair value at the grant dates for these options, the pro forma disclosures for the Company for the years ending December 31, 2001, 2000 and 1999 would be as follows (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	$4,032	$3,705	$3,299
Pro forma	3,996	3,526	2,900
Basic earnings per share:			
As reported	1.75	1.56	1.37
Pro forma	1.73	1.48	1.21
Diluted earnings per share:			
As reported	1.72	1.54	1.36
Pro forma	1.71	1.47	1.20

Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 13: INCOME TAXES

The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

	2001	2000	1999
Current tax expense:			
Federal	$1,567	$1,207	$1,152
State	210	130	306
Total current tax expense	1,777	1,337	1,458
Deferred tax expense (benefit):			
Federal	26	218	22
State	6	20	(92)
Total deferred tax expense (benefit)	32	238	(70)
Provision for income taxes	$1,809	$1,575	$1,388

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):

	2001		2000		1999	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Tax expense at statutory rate	$1,986	34.0%	$1,795	34.0%	$1,594	34.0%
Increase (decrease) resulting from:						
Tax-exempt interest income	(506)	(8.7)	(487)	(9.2)	(438)	(9.3)
State tax expense, net of federal deductions	140	2.4	107	2.0	125	2.7
Elimination of valuation allowance	—	—	—	—	(163)	(3.5)
Interest expense incurred to carry tax-exempt bonds	63	1.1	67	1.3	51	1.1
Amortization of goodwill	129	2.2	125	2.4	58	1.2
Other	(3)	—	(32)	(0.7)	161	3.4
Provision for income taxes	$1,809	31.0%	$1,575	29.8%	$1,388	29.6%

Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$976	$1,071
Accrued pension liability	146	125
Covenant not to compete	34	—
Loan fees	19	24
Other	46	100
Total gross deferred tax assets	1,221	1,320
Deferred tax liabilities:		
Premises and equipment, primarily due to accelerated depreciation	(69)	(100)
Securities discount accretion	(80)	(80)
Prepaid pension cost	(380)	(402)
Purchase accounting adjustments	(176)	(190)
Total gross deferred tax liabilities	(705)	(772)
Net deferred tax asset end of year	516	548
Net deferred tax asset beginning of year	548	786
Deferred tax expense	$32	$238

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $307,000 at December 31, 2001 related to the unrealized gain on securities available for sale as of December 31, 2001. The Company had a deferred tax asset of $26,000 at December 31, 2000 related to the unrealized loss on securities available for sale as of December 31, 2000.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2001 and 2000 will be realized.

Note 14: COMPREHENSIVE INCOME

Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. The Company has reported its comprehensive income or loss for 2001, 2000 and 1999 in the consolidated statements of changes in stockholders' equity.

The Company's accumulated other comprehensive income, which is included in stockholders' equity, represents the after-tax net unrealized gain/(loss) on securities available for sale at the consolidated balance sheet date. The Company's other comprehensive income, which is attributable to gains and losses on securities available for sale, consisted of the following components for the years ended December 31 (in thousands):

	2001	2000	1999
Net unrealized holding gains (losses) arising during the year, net of taxes of ($333) in 2001, ($1,366) in 2000 and $1,650 in 1999	$522	$2,141	($2,486)
Reclassification adjustment for net realized gains included in income, net of taxes of $0 in 2001, $0 in 2000 and $28 in 1999	—	—	(42)
Other comprehensive income (loss), net of taxes of ($333) in 2001, ($1,366) in 2000 and $1,622 in 1999	$522	$2,141	($2,528)

Note 15: COMMITMENTS AND CONTINGENT LIABILITIES

Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk as of December 31, 2001 and 2000 at fixed and variable rates are as follows (in thousands):

	2001		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,571	$4,571
Commercial loans	2,850	18,153	21,003
Overdraft loans	1,390	—	1,390
Mortgage loans	1,866	—	1,866
	6,106	22,724	28,830
Standby & commercial letters of credit	—	125	125
Total commitments	$6,106	$22,849	$28,955

	2000		
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,656	$4,656
Commercial loans	3,888	15,821	19,709
Overdraft loans	1,339	—	1,339
Mortgage loans	495	—	495
	5,722	20,477	26,199
Standby & commercial letters of credit	—	91	91
Total commitments	$5,722	$20,568	$26,290

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and home equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.

Standby and commercial letters of credit are conditional commitments issued by the subsidiary Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support borrowing arrangements. The credit risk involved in issuing standby letters of credit and commercial letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

Note 16: REGULATORY CAPITAL REQUIREMENTS

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

As of December 31, 2001 and 2000, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2001 and 2000 for the Company (consolidated) and the subsidiary Bank (dollars in thousands):

	2001		2000	
	Amount	Ratio	Amount	Ratio
Consolidated				
Leverage (Tier 1) capital	$29,961	8.4%	$29,482	8.9%
Risk-based capital:				
Tier 1	29,961	14.7	29,482	15.5
Total	32,496	16.0	31,858	16.8
Subsidiary Bank				
Leverage (Tier 1) capital	$28,466	8.0%	$28,087	8.5%
Risk-based capital:				
Tier 1	28,466	14.0	28,087	14.8
Total	30,981	15.3	30,457	16.1

Note 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents the financial condition of the Parent Company as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years ended December 31, 2001, 2000 and 1999 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)

	At December 31, 2001	2000
ASSETS		
Cash	$314	$189
Securities available for sale, at fair value	156	140
Investment in subsidiaries	34,197	33,652
Other assets	—	30
Total assets	$34,667	$34,011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deferred taxes payable - FASB No. 115	$18	$12
Other liabilities	—	6
Total liabilities	18	18
STOCKHOLDERS' EQUITY		
Common stock	$6,004	$6,004
Surplus	4,418	4,418
Undivided profits	27,608	25,199
Treasury stock, at cost	(3,862)	(1,587)
Accumulated other comprehensive income/(loss)	481	(41)
Total stockholders' equity	34,649	33,993
Total liabilities and stockholders' equity	$34,667	$34,011

CONDENSED STATEMENTS OF INCOME (Parent only)

	Years ended December 31, 2001	2000	1999
Income			
Dividends from subsidiaries	$4,025	$4,718	$16,214
Dividends on securities available for sale	6	4	—
Total dividend income	4,031	4,722	16,214
Expenses			
Salaries and employee benefits	—	3	—
Other expense	49	19	3
Total expenses	49	22	3
Income before income taxes and equity in(distributions in excess of) undistributed net income of subsidiaries	3,982	4,700	16,211
Income tax benefit	17	30	—
Income before equity in (distribution in excess of) undistributed net income of subsidiaries	3,999	4,730	16,211
Equity in (distribution in excess of) undistributed net income of subsidiaries	33	(1,025)	(12,912)
Net income	$4,032	$3,705	$3,299

CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

	Years ended December 31,		
Cash flows from operating activities:	2001	2000	1999
Net income	$4,032	$3,705	$3,299
Decrease/(increase) in other assets	30	(30)	—
(Decrease)/increase in other liabilities	(6)	6	—
Other	—	3	—
(Equity in)/distributions in excess of undistributed net income	(33)	1,025	12,912
Net cash provided by operating activities	4,023	4,709	16,211
Cash flows from investing activities:			
Purchase of Adirondack Financial Service Bancorp, Inc.	—	—	(14,714)
Purchase of Hathaway Agency, Inc.	—	(1,433)	—
Purchase of available for sale securities	—	(110)	—
Proceeds from sales of available for sale securities	—	50	—
Net cash used by investing activities	—	(1,493)	(14,714)
Cash flows from financing activities:			
Proceeds from the sale of treasury stock	1,003	90	26
Treasury stock purchased	(3,381)	(1,755)	—
Cash dividends paid on common stock	(1,520)	(1,476)	(1,416)
Net cash used by financing activities	(3,898)	(3,141)	(1,390)
Net increase in cash	125	75	107
Cash beginning of year	189	114	7
Cash end of year	$314	$189	$114

Note 18: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary Bank's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale & Investment Securities

The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments and the historical experience that these securities are redeemed at cost.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

Fair value for nonperforming loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

For accrued interest receivable, a short-term instrument, carrying value approximates fair value.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market accounts is estimated to be the amount payable on demand. The fair value of certificates and time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. These fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Agreements to Repurchase

For those short-term instruments that mature in one to ninety days, carrying value approximates fair value. For those instruments that mature in more than ninety days, the fixed borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Notes Payable - Federal Home Loan Bank

For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Accrued Interest Payable

For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business. Therefore, carrying value approximates fair value and the amounts are not significant.

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$19,729	$19,729	$14,838	$14,838
Securities available for sale*	123,102	123,102	109,114	109,114
Investment securities	9,955	10,241	15,653	15,969
Loans (net of unearned income)	194,949	195,389	186,590	185,213
Less allowance for loan losses	2,506	—	2,750	—
Net loans	192,443	195,389	183,840	185,213
Accrued interest receivable	1,661	1,661	2,214	2,214
Financial Liabilities:				
Deposits				
Non-interest bearing demand	$28,103	$28,103	$26,339	$26,339
Savings, NOW and money market	130,311	130,311	125,974	125,974
Certificates of deposit and other time	120,813	122,679	118,161	118,611
Total deposits	279,227	281,093	270,474	270,924
Securities sold under agreements to repurchase	11,629	11,873	11,788	11,788
Notes Payable - FHLB	32,989	33,372	21,340	21,341
Accrued interest payable	432	432	547	547

*Includes investments required for membership in FRB and FHLB.

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
February 8, 2002

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2001 and 2000.

	Three Months Ended March 31, 2001	Three Months Ended June 30, 2001	Three Months Ended Sept. 30, 2001	Three Months Ended Dec. 31, 2001
Total interest and dividend income	$6,100	$6,128	$6,065	$5,760
Total interest expense	3,061	3,061	2,884	2,402
Net interest income	3,039	3,067	3,181	3,358
Provision for loan losses	140	70	185	130
Noninterest income	611	544	531	438
Noninterest expense	2,055	2,092	2,016	2,240
Income before income taxes	1,455	1,449	1,511	1,426
Provision for income taxes	450	448	477	434
Net income	$1,005	$1,001	$1,034	$992
Earnings per share:				
Basic	$0.43	$0.43	$0.46	$0.44
Diluted	0.42	0.43	0.45	0.43

	Three Months Ended March 31, 2000	Three Months Ended June 30, 2000	Three Months Ended Sept. 30, 2000	Three Months Ended Dec. 31, 2000
Total interest and dividend income	$5,673	$5,961	$6,028	$6,098
Total interest expense	2,775	2,967	3,130	3,219
Net interest income	2,898	2,994	2,898	2,879
Provision for loan losses	37	62	60	60
Noninterest income	345	371	567	479
Noninterest expense	1,857	1,923	2,005	2,147
Income before income taxes	1,349	1,380	1,400	1,151
Provision for income taxes	409	407	456	303
Net income	$940	$973	$944	$848
Earnings per share:				
Basic	$0.39	$0.41	$0.40	$0.36
Diluted	0.39	0.40	0.39	0.36

DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton and one branch located in the county of Saratoga. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring the personal automobiles and homes of the people of Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:

	2001			
	High	Low	Close	Dividend Paid
First Quarter	$29.875	$27.375	$29.125	$ .16
Second Quarter	34.500	28.000	33.000	.16
Third Quarter	39.000	31.000	32.500	.17
Fourth Quarter	35.000	29.500	29.500	.17
Number of shareholders on December 31		692		

	2000			
	High	Low	Close	Dividend Paid
First Quarter	$30.500	$26.250	$27.500	$ .15
Second Quarter	28.750	25.250	28.500	.15
Third Quarter	29.000	28.125	28.750	.16
Fourth Quarter	28.750	27.250	27.375	.16
Number of shareholders on December 31		698		

A copy of Form 10K (Annual Report) for 2001, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

CNB BANCORP, INC.

OFFICERS

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN .... VICE-PRESIDENT AND SECRETARY
MICHAEL J. FRANK .... TREASURER
BRIAN R. SEELEY .... AUDITOR

CITY NATIONAL BANK & TRUST COMPANY

ADMINISTRATION

WILLIAM N. SMITH .... CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN .... EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

LENDING

DAVID W. McGRATTAN .... SENIOR VICE-PRESIDENT
MICHAEL J. PEPE .... VICE-PRESIDENT
MICHAEL G. LISKY .... VICE-PRESIDENT
BILL ARGOTSINGER .... VICE-PRESIDENT
MARY E. IANNOTTI .... ASSISTANT VICE-PRESIDENT
GARY R. CANFIELD .... ASSISTANT VICE-PRESIDENT
KATHRYN E. SMULLEN .... ASSISTANT VICE-PRESIDENT

OPERATIONS

RONALD J. BRADT .... SENIOR VICE-PRESIDENT
DENISE L. CERASIA .... VICE-PRESIDENT
PAULA K. TUCKER .... SYSTEMS OFFICER

FINANCE

MICHAEL J. FRANK .... VICE-PRESIDENT AND COMPTROLLER

COMPLIANCE

GEORGE E. DOHERTY .... VICE-PRESIDENT

HUMAN RESOURCES

DEBORAH A. BRANDIS .... VICE-PRESIDENT
CAROLE A. GOTTUNG .... TRAINING OFFICER

MARKETING

LAWRENCE D. PECK .... VICE-PRESIDENT

TRUST

DEBORAH M. BUCK .... TRUST OFFICER

INVESTMENT SERVICES

RICHARD DIXON .... FINANCIAL SERVICES OFFICER

AUDIT

BRIAN R. SEELEY .... AUDITOR

BRANCH OFFICES

ELIZABETH J. SIMONDS .... VICE-PRESIDENT AND BRANCH ADMINISTRATOR

GLOVERSVILLE - NORTH MAIN STREET

JOANNE SHY .... AVP, MANAGER

GLOVERSVILLE - FIFTH AVENUE

ROSEANN LAURIA .... AVP, MANAGER
KAREN SCHERMERHORN .... BRANCH OFFICER

PERTH

AMY PRAUGHT .... AVP, MANAGER

NORTHVILLE

CONSTANCE A. ROBINSON .... AVP, MANAGER

JOHNSTOWN

TAMMY L. WARNER .... AVP, MANAGER
TAMMY MALAGISI .... BRANCH OFFICER

SARATOGA

PETER E. BROWN .... AVP, MANAGER

HATHAWAY AGENCY, INC.

WILLIAM R. FIELDER .... PRESIDENT

City National Bank

and Trust Company

BANKING OFFICES

MAIN OFFICE

10-24 North Main Street
Gloversville, NY 12078

TRUST AND INVESTMENT SERVICES

52 North Main Street
Gloversville, NY 12078

FREMONT STREET DRIVE-UP OFFICE

Gloversville, NY 12078

FIFTH AVENUE OFFICE

185 Fifth Avenue
Gloversville, NY 12078

JOHNSTOWN OFFICE

142 North Comrie Avenue
Johnstown, NY 12095

NORTHVILLE OFFICE

231 Bridge Street
Northville, NY 12134

PERTH OFFICE

4178 State Highway 30
Town of Perth
Amsterdam, NY 12010

SARATOGA SPRINGS OFFICE

295 Broadway
Saratoga Springs, NY 12866

OTHER ATMs LOCATED

Nathan Littauer Hospital, Gloversville
Holiday Inn, Johnstown
Walmart Distribution Center, Johnstown